ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING Pension IRA

Supplement dated June 27, 2008 to the Contract Prospectus and Statement of Additional Information, each dated April 28, 2008, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus and SAI for future reference.

1. On March 27, 2008, the Board of Trustees of ING Variable Products Trust and ING Investors Trust approved a proposal to reorganize the following "Disappearing Portfolio" into the following "Surviving Portfolio." Subject to approval by the Portfolio's shareholders, after the close of business on September 5, 2008 the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
ING VP Real Estate Portfolio	ING Global Real Estate Portfolio

Accordingly, effective after the close of business on September 5, 2008, investments in the Disappearing Portfolio will automatically become investments in the Surviving Portfolio, as follows:

- Class I of the ING Global Real Estate Portfolio will automatically be added to your contract and all existing account balances invested in the ING VP Real Estate Portfolio (Class I) will automatically become investments in the ING Global Real Estate Portfolio (Class I).

As a result of the reorganization, effective September 8, 2008 all references to the Disappearing Portfolio in the Contract Prospectus and SAI are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolio after the date of the reorganizations will be automatically allocated to the Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our home office through:

> ING
> USFS Customer Service
> Defined Contribution Administration
> P.O. Box 990063
> Hartford, CT 06199-0063
> 1-800-262-3862

See also the Transfers section of your Contract Prospectus for further information about making fund allocation changes.

2. The information for ING Julius Baer Foreign Portfolio appearing in the Contract Prospectus under Appendix IV – Description of Underlying Funds is deleted and replaced with the following to reflect a subadviser name change effective June 15, 2008. In addition, effective September 8, 2008, the following information for ING Global Real Estate Portfolio is added to Appendix IV – Description of Underlying Funds.

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING Global Real Estate Portfolio	ING Investments, LLC **Subadviser**: ING Clarion Real Estate Securities L.P.	Seeks high total return consisting of capital appreciation and current income.
ING Investors Trust – ING Julius Baer Foreign Portfolio	Directed Services LLC **Subadviser**: Artio Global Management, LLC	Seeks long-term growth of capital.

3. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganizations. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.